UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Sanction Capital Corp. (Name of Subject Company)	Marsa Energy Inc. (Name of Subject Company)

N/A (Translation of Subject Company's Name into English (if applicable))	N/A (Translation of Subject Company's Name into English (if applicable))

Alberta, Canada (Jurisdiction of Subject Company's Incorporation or Organization)	Canada (Federal Level) (Jurisdiction of Subject Company's Incorporation or Organization)

Richard Raymer, Esq.
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

August 15, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.          Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Sanction Capital Corp. and Marsa Energy Inc., and are required to be disseminated to U.S. security holders or published in the United States:

•	Notice of Special Meeting of Shareholders of Sanction Capital Corp., dated August 14, 2014 and Notice of Special Meeting of Shareholders Marsa Energy Inc., dated August 14, 2014 (the “Joint Information Circular”), a copy of which is furnished as Exhibit 99.1 to this Form CB; and

•	Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

(b) Not applicable

Item 2.          Informational Legends

The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Information for Shareholders in the United States” on page V of the Joint Information Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Marsa Energy Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in the United States in connection with the transaction to which this Form CB relates.

Any change in the name or address of the agent for service of process of Marsa Energy Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of August 15, 2014.

SANCTION CAPITAL CORP.

By:	/s/ Dean Callaway
Name:	Dean Callaway
Title:	Director

MARSA ENERGY INC.

By:	/s/ Ricardo Montes
Name:	Ricardo Montes
Title:	Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Special Meeting of Shareholders of Sanction Capital Corp., dated August 14, 2014 and Notice of Special Meeting of Shareholders Marsa Energy Inc., dated August 14, 2014

99.2	Letter of Transmittal